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                                                                      EXHIBIT 16

August 22, 2006

Securities and Exchange Commission
100 F Street, NE
Washington DC, 20549

Ladies and Gentlemen:

We have read Item 4.01 of the Form 8-K dated August 22, 2006 of ATS Medical, Inc. and are in agreement with the statements contained in the first and fourth sentences of the first paragraph, and the second, third, fourth, fifth, and sixth paragraphs of Item 4.01(a) therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the fourth paragraph of Item 4.01(a) therein, we had considered such matters in determining the nature, timing, and extent of procedures performed in our audit of the registrant's 2005 (as restated) and 2004 financial statements.


                                        /s/ Ernst & Young LLP